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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                                            SEC File No. 1-11642
                                                         CUSIP Number 518074208
(Check One):                                                          ---------
____Form 10-K   ____Form 20-F  ____Form 11-K   X Form 10-Q   ____Form N-SAR
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                      For Period Ended: December 31, 1998
                        Transition Report on Form 10-K
                        Transition Report on Form 20-F
                        Transition Report on Form 11-K
                        Transition Report on Form 10-Q
                        Transition Report on Form N-SAR
                        For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Full Name of Registrant:  Laser Technology, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number)
                              7070 South Tucson Way
City, State and Zip Code:     Englewood, Colorado 80112

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
 X
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     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant's independent accountant resigned December 21, 1998 and a new accountant was named January 11, 1999. The new accountants have not completed their audit of the financial statements for the fiscal year ended September 30, 1998. As soon as the fiscal year end audits are completed, the Registrant will file its Form 10-K and immediately thereafter, it will be able to file its Form 8-K to which this notice relates.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Leonard E. Neilson           (801)           288-2855
            (Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     not, identify reports(s). Yes____    No X
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          Form 10-K for the fiscal year ended September 30, 1998

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? Yes____   No X
                          ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            LASER TECHNOLOGY, INC.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 17, 1999                       By: David Williams
                                                   (Signature)
                                                    President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 16 U.S.C. 1001).